SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20

State Registry (NIRE) 41300036535

CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and sells energy, in continuity with the Notice to Shareholders 05/22 hereby informs its shareholders that the Board of Directors resolved at its 227th Ordinary Meeting, held on this date, that the payment of the proceeds resolved at the 67th Ordinary General Meeting, in the total amount of R$ 1,651,848,609.11, will be made on June 30, 2022, according to the following information:

(a)	payment on 06.30.2022, of the additional dividend proposed, declared and approved at the 67th Annual General Meeting of 04.29.2022.

DIVIDENDOS
Gross total amount	R$ 1,368,675,131.71
Amount per common share	R$ 0.47117031
Amount per class “A” preferred share	R$ 0.51829476
Amount per class “B” preferred share	R$ 0.51829476
Amount per UNIT	R$ 2.54435609
Record date	04/29/2022
Ex-dividend date	05/02/2022
Payday	06/30/2022

(b)	payment on 06.30.2022, of the interim dividends for the year 2021, in the form of Interest on Equity - JCP, declared at the 221st Ordinary Meeting of the Board of Directors on 12.08.2021.

JCP
Gross total amount	R$ 283,173,477.40
Amount per common share	R$ 0.09748467
Amount per class “A” preferred share	R$ 0.10723314
Amount per class “B” preferred share	R$ 0.10723314
Amount per UNIT	R$ 0.52641723
Record date	12/30/2021
Ex-dividend date	01/03/2022
Payday	06/30/2022
Tributação conforme a Lei 9.249/95 (1)	15.00%

(1) Legal entities that are EXEMPT from withholding income tax under the Brazilian legislation must prove so by contacting the bookkeeping agent through the contact information shown below.

FORM OF PAYMENT:

The payments will be made to the checking accounts informed by the shareholders in their registration data.

Therefore, they must keep their bank details up to date with their custodian agents.

SHAREHOLDER SERVICE:

Bookkeeping Agent: Banco Bradesco S.A

Shares and Custody Department

Núcleo Cidade de Deus, Prédio Amarelo, 2º floor, Vila Yara Osasco, SP, CEP: 06029900

Phone: 0800-7011616

E-mail: dac.acecustodia@bradesco.com.br

Depositary bank abroad: The Bank of New York Mellon

101 Barclay Street, 22th Floor

New York – NY – 10286

Phone: (212) 815-7118

E-mail: cassandra.miranda@bnymellon.com

Curitiba, June 15, 2022

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 15, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.